Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-VI dated February 22, 2010	Term sheet to Product Supplement No. 39-A-VI Registration Statement No. 333-155535 Dated June 30, 2011; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund due January 31, 2013

General

  The notes are designed for investors who seek a return of 1.5 times the appreciation of the iShares® MSCI Brazil Index Fund (the “Index Fund”), up to a maximum total return on the notes that will not be less than 23%* or greater than 27%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured debt obligations of JPMorgan Chase & Co. maturing January 31, 2013†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about July 26, 2011 and are expected to settle on or about July 29, 2011.
  The terms of the notes and the description of the iShares® MSCI Brazil Index Fund set forth below, to the extent they differ from the terms and description set forth in the accompanying product supplement no. 39-A-VI, will supersede the terms and description set forth in product supplement no. 39-A-VI. See “Supplemental Information” and Appendix A to this term sheet.

Key Terms

Index Fund:	The iShares® MSCI Brazil Index Fund (“EWZ”) (the “Index Fund”). For additional information about the Index Fund, please see Appendix A to this term sheet.
Upside Leverage Factor:	1.5
Payment at Maturity:

If the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Fund Return multiplied by 1.5, subject to a Maximum Total Return on the notes that will not be less than 23%* or greater than 27%* at maturity. For example, assuming a Maximum Total Return of 23%*, if the Index Fund Return is equal to or greater than 15.3333%, you will receive the Maximum Total Return on the notes of 23%*, which entitles you to a maximum payment at maturity of $1,230* for every $1,000 principal amount note that you hold. Accordingly, if the Index Fund Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 × Index Fund Return × 1.5) * The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 23% or greater than 27%.

If the Final Share Price is equal to or less than the Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than 10% you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declined beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Fund Return + 10%)]
If the Final Share Price is less than the Initial Share Price by more than 10% you would lose up to $900 per $1,000 principal amount note at maturity.
Buffer Amount:	10%, which results in a minimum payment at maturity of $100 per $1,000 principal amount note.
Index Fund Return:	The performance of the Index Fund from the Initial Share Price to the Final Share Price, calculated as follows: Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 39-A-VI for further information about these adjustments.

Observation Date†:	January 28, 2013
Maturity Date†:	January 31, 2013
CUSIP:	48125XXJ0
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-VI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-A-VI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 39-A-VI or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today and assuming a Maximum Total Return of 23%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $22.50 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $2.50 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $22.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $25.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interests)" beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 30, 2011

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC’s website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC’s website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information

The following information supplements, and should be read in conjunction with, the information set forth in the accompanying product supplement no. 39-A-VI. For purposes of the notes offered hereby, when the accompanying product supplement no. 39-A-VI refers to a "Basket Fund”, the “Basket Funds,” a “Basket Component” or the “Basket Components,” each such reference is deemed to include the iShares® MSCI Brazil Index Fund.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Fund Return by 1.5, up to the Maximum Total Return on the notes. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 23% or greater than 27%. Accordingly, the maximum payment at maturity will not be less than $1,230 or greater than $1,270 for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 10%. If the Final Share Price declines by more than 10%, as compared to the Initial Share Price, for every 1% decline of the Final Share Price beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE iSHARES® MSCI BRAZIL INDEX FUND — The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in Brazil as measured by the MSCI Brazil Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected companies in Brazil. For additional information about the Index Fund, see “The iShares® MSCI Brazil Index Fund” in Appendix A.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-VI. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-VI, or as “contingent payment debt instruments.”

  A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the “Underlying Shares”)). Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the maturity date (if the note was held until the maturity date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the maturity date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have

JPMorgan Structured Investments —	TS-1
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund

resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of a note over (ii) the “net underlying long-term capital gain” such U.S. Holder would have had if such U.S. Holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the note for an amount equal to the “issue price” of the note and, upon the date of sale, exchange, settlement or maturity of the note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the note). Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee the full return of the principal amount of your notes. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative. Your investment will be exposed to loss if the Final Share Price is less than the Initial Share Price by more than the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 23% or greater than 27%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments —	TS-2
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund

  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade, which is primarily the Brazilian real. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the Index Fund are traded, the net asset value of the Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments; and
    the extent of government surpluses or deficits in Brazil and the United States of America.
  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the strategy of BlackRock Fund Advisors (“BFA”), the Index Fund’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BFA may select up to 20% of the Index Fund’s assets to be invested in securities not included in its Underlying Index, futures contracts, options on futures contracts, options and swaps related to the Underlying Index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI BRAZIL INDEX — The Index Fund does not fully replicate the MSCI Brazil Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  NON-U.S. SECURITIES RISK — The equity securities underlying the Index Fund have been issued by non-U.S. companies (primarily Brazilian companies).  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Brazil), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  EMERGING MARKETS RISK — The equity securities underlying the Index Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or equity securities held by the Index Fund or included in the Underlying Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments —	TS-3
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market generally as well as in the Brazilian market of the equity securities held by the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Index Fund or the stock markets generally;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Brazilian real and the correlation between that rate and the prices of shares of the iShares® MSCI Brazil Index Fund; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-4
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund

What Is the Total Return and Payment on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity and hypothetical payment at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and hypothetical payments at maturity set forth below reflect the Upside Leverage Factor of 1.5 and the Buffer Amount of 10% and assume a Maximum Total Return on the notes of 23% and an Initial Share Price of $70.00 (which is not the actual Initial Share Price applicable to the notes). The actual Maximum Total Return will be set on the pricing date and will not be less than 23% or greater than 27%. The hypothetical total returns and hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual total returns or payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown below would likely be lower.

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Fund Returns detailed above (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund
Total Return at Maturity

JPMorgan Structured Investments —	TS-5
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $70.00 to a Final Share Price of $73.50. Because the Final Share Price of $73.50 is greater than the Initial Share Price of $70.00 and the Index Fund Return of 5% multiplied by 1.5 does not exceed the hypothetical Maximum Total Return of 23%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 1.5) = $1,075

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $70.00 to a Final Share Price of $66.50. Because the Final Share Price of $66.50 is less than the Initial Share Price of $70.00 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $70.00 to a Final Share Price of $49.00. Because the Final Share Price of $49.00 is less than the Initial Share Price of $70.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 10%)] = $800

Example 4: The closing price of one share of the Index Fund increases from the Initial Share Price of $70.00 to a Final Share Price of $84.00. Because the Final Share Price of $84.00 is greater than the Initial Share Price of $70.00, and the Index Fund Return of 20% multiplied by 1.5 exceeds the hypothetical Maximum Total Return of 23%, the investor receives a payment at maturity of $1,230 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The closing price of one share of the Index Fund decreases from the Initial Share Price of $70.00 to a Final Share Price of $0.00. Because the Final Share Price of $0.00 is less than the Initial Share Price of $70.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 × (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly closing price of one share of the Index Fund from January 6, 2006 through June 24, 2011. The closing price of one share of the Index Fund on June 29, 2011 was $72.85. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments —	TS-6
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund

APPENDIX A

The iShares® MSCI Brazil Index Fund

We have derived all information contained in this document regarding the iShares® MSCI Brazil Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”). The iShares® MSCI Brazil Index Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment advisor to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange traded fund (“ETF”) that trades on the New York Stock Exchange (the “NYSE”) under the ticker symbol “EWZ.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

       iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Brazil Index Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the iShares® MSCI Brazil Index Fund, please see the Prospectus, dated January 1, 2010 (as supplemented on February 2, 2010, September 30, 2010, October 7, 2010 and January 1, 2011). In addition, information about iShares® and the iShares® MSCI Brazil Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document.

Investment Objective and Strategy

       The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund holds equity securities traded primarily in Brazil. The MSCI Brazil Index was developed by MSCI Inc. (“MSCI”) as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil.

       As of May 31, 2011, the iShares® MSCI Brazil Index Fund’s three largest equity securities were Petrobras Petroleo Brasileiro SA, Preferred; Cia Vale do Rio Doce, Preferred-Class A and Itau Unibanco Banco Multiplo SA. Its three largest sectors were materials, financials and energy.

       The iShares® MSCI Brazil Index Fund uses a representative sampling strategy (as described below under “— Representative Sampling”) to try to track the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund generally invests at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund will at all times invest at least 80% of its assets in the securities of the MSCI Brazil Index or in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Brazil Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

       BFA uses a “representative sampling” indexing strategy to manage the iShares® MSCI Brazil Index Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Brazil Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may or may not hold all of the securities in the MSCI Brazil Index.

Correlation

       The MSCI Brazil Index is a theoretical financial calculation, while the iShares® MSCI Brazil Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Brazil Index Fund and the MSCI Brazil Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares® MSCI Brazil Index Fund’s portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Brazil Index Fund but not to the MSCI Brazil Index or the use of representative sampling. “Tracking error” is the difference between the performance (return) of a fund’s portfolio and that of its underlying index. BFA expects that, over time, the iShares® MSCI Brazil Index Fund’s tracking error will not exceed 5%. The iShares® MSCI Brazil Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication

JPMorgan Structured Investments —	TS-7
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund

is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

       The iShares® MSCI Brazil Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Brazil Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

       As of May 31, 2011, 99.15% of the iShares® MSCI Brazil Index Fund’s holdings consisted of equity securities, 0.09% consisted of cash and 0.76% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Brazil Index Fund’s top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of May 31, 2011

Company	Percentage of Total Holdings
Petrobras Petroleo Brasileiro SA, Preferred	10.26%
Cia Vale do Rio Doce, Preferred-Class A	9.16%
Itau Unibanco Banco Multiplo SA	8.30%
Petrobras Petroleo Brasileiro SA	8.09%
Cia Vale do Rio Doce, ADR	6.59%
Banco Bradesco SA, Preferred	5.20%
Cia de Bebidas das Americas, Preferred	3.67%
Itausa-Investimentos Itau, Preferred	2.80%
BM&F Bovespa SA	2.26%
OGX Petroleo e Gas Participa	2.08%

Top holdings by sector as of May 31, 2011

Sector	Percentage of Total Holdings
Materials	23.78%
Financials	23.74%
Energy	21.96%
Consumer Staples	9.05%
Utilities	5.86%
Consumer Discretionary	5.05%
Industrials	3.49%
Telecommunications Services	3.19%
Information Technology	2.07%
Health Care	0.97%
Other	0.85%

       The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document.

Disclaimer

       The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

JPMorgan Structured Investments —	TS-8
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund